Memory Pharmaceuticals Corp.
100 Philips Parkway
Montvale, New Jersey 07645
Phone: (201) 802-7100
Fax: (201) 802-7299
www.memorypharma.com
April 18, 2008
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant
           Mary Mast, Senior Staff Accountant

Re:	Memory Pharmaceuticals Corp. Form 10-K for Fiscal Year Ended December 31, 2007 Filed on March 28, 2008 File No. 0-50642
Ladies and Gentlemen:
This letter is in response to the comment contained in the letter dated April 7, 2008, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 10-K for the fiscal year ended December 31, 2007, filed by Memory Pharmaceuticals Corp. (the “Company”) on March 28, 2008. For the Staff’s convenience, we have included the Staff’s comment in bold typeface before our response below.
Management’s Discussion and Analysis
Research and Development page 45
1.	Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII — Industry Specific Issues — Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address:

http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii

Please disclose for each of your major research and development projects:
a.	The current status of the project;

b.	The costs incurred during each period presented and to date on the project;

Jim B. Rosenberg,
Senior Assistant Chief Accountant
Division of Corporation Finance

Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.
In response to the Staff’s comment, the Company will include the current status of each major project in the Company’s annual report on Form 10-K for the fiscal year ending December 31, 2008 (the “2008 10-K”). In addition, the Company will disclose its total out-of-pocket costs on a project-by-project basis for each period presented and from inception to date, and its total internal research and development costs in the aggregate for all projects for each period presented.
Please note that the Company does not maintain or evaluate, and therefore does not allocate internal research and development costs on a project-by-project basis. Employees engaged in these activities generally work on more than one project at the same time, making it difficult to accurately capture their time on each project. In addition, the Company does not analyze this level of information in managing its research and development activities.
The following disclosure illustrates how such information will be presented in the 2008 10-K. The disclosure in bold represents the additional information being provided by the Company in response to the Staff’s comment.
RESEARCH AND DEVELOPMENT EXPENSE
Research and development expense consists primarily of costs associated with our research and development activities, including salaries and related expenses for personnel, stock based compensation, costs of facilities and equipment, fees paid to contract research organizations and consultants in connection with our preclinical studies and clinical trials, including for services such as the independent monitoring of our clinical trials and the evaluation of data from our clinical trials, costs of materials used in research and development, upfront and milestone payments under our in-licensing agreements, consulting, license and sponsored university-based research fees paid to third parties, and depreciation of capital assets used to develop our drug candidates. We expense both internal and external research and development costs as incurred.
We do not have the ability to conduct all of the preclinical testing of our compounds or clinical trials of drug candidates on our own. In addition to our collaborators, we rely and will continue to rely on preclinical and clinical investigators, contract research organizations and other vendors and consultants in connection with our preclinical studies and clinical trials, to perform some or all of the functions associated with preclinical testing or clinical trials. The failure of any vendor to perform in an acceptable and timely manner in the future, or in accordance with any FDA regulations, could cause a delay or other material adverse effect on our preclinical testing, clinical trials and ultimately on the timely advancement of our development programs. If we or our collaborators cannot locate acceptable contractors to conduct a portion of our or our collaborators’ clinical trials or enter into favorable agreements with them, or if these third parties do not successfully carry out their contractual duties, satisfy FDA and other US and foreign legal and regulatory requirements for the conduct of preclinical testing and clinical trials or meet expected deadlines, our preclinical or clinical development programs and those of our collaborators could be delayed and otherwise adversely affected.

Jim B. Rosenberg,
Senior Assistant Chief Accountant
Division of Corporation Finance

To illustrate the material nature of our reliance on third-parties, the following table shows, for each of the years ended December 31, 2007 and 2008 and for the period from inception through December 31, 2008, the total out-of-pocket costs incurred by us to third parties for clinical supplies, preclinical study support and clinical trials associated with our major research and development projects currently in preclinical and clinical development. The table excludes internal costs for each of the drug candidates and out-of-pocket costs incurred by our collaboration partners. The Company does not maintain or evaluate, and therefore does not allocate internal research and development costs on a project-by-project basis. Employees engaged in these activities generally work on more than one project at the same time, making it difficult to accurately capture their time on each project. In addition, the Company does not analyze this level of information in managing its research and development activities. For the fiscal years ended December 31, 2007 and December 31, 2008, the total internal research and development costs in the aggregate for all projects was $18,374,000 and $[TBD], respectively.

		Target		Year Ended December 31,		Inception to
Drug Candidate	Mechanism	Indication	Stage of Development(1)	2008	2007	December 31, 2008
					(in thousands)

MEM 3454	Nicotinic alpha-7 partial	Alzheimer’s disease	Phase 2a completed	$[TBD]	$8,507	$	[TBD]
	agonist	CIAS	Phase 2a	[TBD]	1,172		[TBD]
MEM 63908	Nicotinic alpha-7 partial agonist	Alzheimer’s disease/CIAS	Phase 1	[TBD]	2,019		[TBD]
MEM 1003	Neuronal L-type calcium channel modulator	Alzheimer’s disease Bipolar Disorder	Phase 2a completed Phase 2a completed	[TBD]	6,511		[TBD]
MEM 1414	PDE4 inhibitor	Alzheimer’s disease	Phase 1 completed	[TBD]	570		[TBD]
MEM 1917	PDE4 inhibitor	CNS	Preclinical completed	[TBD]	—		[TBD]
PDE10	Inhibitor	CNS	Preclinical	[TBD]	9		[TBD]
5-HT6	Antagonists	Alzheimer’s/ CIAS/Obesity	Preclinical	[TBD]	1,192		[TBD]

			Total	$[TBD]	$19,980	$	[TBD]

(1)	This column represents the stage of development of each project as of the date of this letter and will be updated prior to the filing of the 2008 10-K.
We expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future preclinical and clinical development programs. These expenditures are subject to numerous uncertainties in timing and cost to completion. We test compounds in numerous preclinical studies for safety, toxicology and efficacy. We then conduct early stage clinical trials for each drug candidate. If we are not

Jim B. Rosenberg,
Senior Assistant Chief Accountant
Division of Corporation Finance

able to engage a collaboration partner prior to the commencement of later stage clinical trials, we may fund these trials ourselves. As we obtain results from trials, we may elect to discontinue or delay clinical trials for certain drug candidates in order to focus our resources on more promising drug candidates. Completion of clinical trials by us or our collaborators may take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a drug candidate. The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including, among others:
•	the number of sites included in the trials;

•	the cost associated with recruiting patients;

•	the length of time required to enroll suitable patients;

•	the number of patients that participate in the trials;

•	the duration of patient follow-up that seems appropriate in view of results; and

•	the efficacy and safety profile of the drug candidate.
None of our drug candidates has received FDA or foreign regulatory marketing approval. In order to achieve marketing approval, the FDA or foreign regulatory agencies must conclude that our and our collaborators’ clinical data establishes the safety and efficacy of our drug candidates. Furthermore, our strategy includes entering into collaborations with third parties to participate in the development and commercialization of our products, such as our collaborations with Roche and Amgen. In the event that third parties have control over the preclinical development or clinical trial process for a drug candidate, the estimated completion date would largely be under the control of that third party rather than under our control. We cannot forecast with any degree of certainty which of our drug candidates will be subject to future collaborations or how such arrangements would affect our development plan for those drug candidates or our capital requirements.
As a result of the uncertainties discussed above, we are unable to determine the duration and completion costs of our research and development projects or when, and to what extent, we will receive cash inflows from the commercialization and sale of a product.
* * * * * * * * * * * *
The Company hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jim B. Rosenberg,
Senior Assistant Chief Accountant
Division of Corporation Finance

Should you have additional questions or comments regarding the foregoing, please contact the undersigned at (201) 802-7104.

Very truly yours,
/s/ James R. Sulat
Chief Financial Officer

cc:	Ellen Corenswet, Esq. Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, NY 10018-1405